Free Writing Prospectus

Filed on June 13, 2008

Pursuant to Rule 433

Registration No. 333-151608

CONTACTS:	Vernon L. Patterson	William C. Murschel
	Analyst	Media
	216.689.0520	216.828.7416
	Vernon_Patterson@KeyBank.com	William_C_Murschel@KeyBank.com

	INVESTOR	KEY MEDIA
	RELATIONS: www.key.com/ir	NEWSROOM: www.key.com/newsroom

KEYCORP PRICES $1.65 BILLION IN CONCURRENT OFFERINGS

OF COMMON SHARES AND CONVERTIBLE PREFERRED STOCK

CLEVELAND, June 13, 2008 – KeyCorp (NYSE: KEY) today announced that it had priced two equity transactions totaling $1.65 billion. KeyCorp priced $1.0 billion or 85,106,383 common shares and $650 million or 6,500,000 shares of Non-Cumulative Perpetual Convertible Preferred Stock, Series A, with a liquidation preference of $100 per share. KeyCorp also granted the underwriters over-allotment options on both offerings. The offerings are being conducted concurrently as registered public offerings under the Securities Act of 1933, as amended.

The common share offering was priced at $11.75 per share. KeyCorp estimates that the net proceeds from the sale of the common shares will be approximately $970,000,000 after deducting underwriting commissions (or $1,115,500,000 if the underwriters exercise their full over-allotment option), but before deductions for other transaction expenses.

KeyCorp estimates that the net proceeds from the sale of the Series A Preferred Stock will be approximately $630,500,000 after deducting underwriting commissions (or $725,075,000 if the underwriters exercise their full over-allotment option), but before deductions for other transaction expenses.

The Series A Preferred Stock will pay cash dividends only if, as and when declared by KeyCorp’s Board of Directors, and dividends will be payable on each March 15, June 15, September 15, and December 15, beginning on September 15, 2008, at a rate of 7.750% per annum payable quarterly in arrears on a non-cumulative basis. Each share of the Series A Preferred Stock will be convertible at any time at the holder’s option into 7.0922 KeyCorp common shares at a conversion price of $14.10 per common share. On or after June 15, 2013, KeyCorp may, at its option, cause some or all of the Series A Preferred Stock to convert into common shares at the conversion rate if, for 20 trading days during any period of 30 consecutive trading days, the closing price of the common shares exceeds 130% of the conversion price of the Series A Preferred Stock.

“By significantly oversubscribing to the combined offerings, investors are showing great confidence in our longer term business strategy,” said KeyCorp CEO Henry Meyer. “The strong investor response restores our capital ratios and better positions the company for current economic conditions and future growth opportunities.”

Citi is serving as the sole book-running manager for the offerings. KeyBanc Capital Markets Inc., UBS Securities LLC, Morgan Stanley & Co. Incorporated, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are serving as joint lead managers.

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KeyCorp has filed a registration statement (including prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the relevant prospectus if you request it by contacting Citigroup Global Markets Inc., Attn: Prospectus Department, Brooklyn Army Terminal 140, 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free (877) 858-5407 or by facsimile at (718) 765-6734.

About KeyCorp

Cleveland-based KeyCorp is one of the nation’s largest bank-based financial services companies, with assets of approximately $101 billion. Key companies provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the United States and, for certain businesses, internationally. For more information, visit https://www.key.com/.

This news release contains forward-looking statements, including statements about our financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Although management believes that the expectations and forecasts reflected in these forward-looking statements are reasonable, actual results could differ materially due to a variety of factors including: (1) changes in interest rates; (2) changes in trade, monetary or fiscal policy; (3) continued disruption in the fixed income markets; (4) adverse capital markets conditions; (5) changes in general economic conditions, or in the condition of the local economies or industries in which we have significant operations or assets, which could, among other things, materially impact credit quality trends and our ability to generate loans; (6) increased competitive pressure among financial services companies; (7) the inability to successfully execute strategic initiatives designed to grow revenues and/or manage expenses; (8) consummation of significant business combinations or divestitures; (9) operational or risk management failures due to technological or other factors; (10) changes in accounting or tax practices or requirements; (11) new legal obligations or liabilities or unfavorable resolution of litigation; (12) heightened regulatory practices, requirements or expectations; and (13) disruption in the economy and general business climate as a result of terrorist activities or military actions. Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. We do not assume any obligation to update these forward-looking statements. For further information regarding KeyCorp, please read KeyCorp’s reports that are filed with the Securities and Exchange Commission and are available at www.sec.gov.

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